                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                        SEC FILE NUMBER   0-25916

                                        CUSIP NUMBER (Common Stock)  985834-10-0


                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                        For Period Ended:       December 31, 1998
                                         ---------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


        For the Transition Period Ended:_____________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print of Type

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________

________________________________________________________________________________


                                    PART 1
                            REGISTRANT INFORMATION

Full Name of Registrant         YES! Entertainment Corporation
                        --------------------------------------------------------

Former Name if Applicable
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number)
                                3875 Hopyard Road  Suite 375
                ----------------------------------------------------------------

City, State and Zip Code   Pleasanton, CA  94588
                        --------------------------------------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-23(b), the following should be completed (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code on February 9, 1999 and is currently operating its business as a debtor-in-possession. Since the commencement of Registrant's bankruptcy case, the Registrant has sought to minimize general and administrative expenses to conserve cash flow, and has been forced to reduce the staffing in its accounting amd financial areas. This has reduced the capacity in such areas. Because of such diminished capacity and the time the Registrant has devoted to preparation of certain financial information to be filed with the Bankruptcy Court, management has been unable to meet what would have otherwise permitted a timely filing.

                                    PART IV
                               OTHER INFORMATION

                (1) Name and telephone number of person to contact in regard to this notification.

           Mark Shepherd               923                463-5525
        -----------------------------------------------------------------
           (Name)                  (Area Code)        (Telephone Number)

                (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes
        [ ] No

                (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                [X] Yes         [ ] No

                If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Registrant anticipates that it will report a net loss of approximately $18.4 million for the fiscal year ended December 31, 1998 as compared to net loss of $42.1 million for the fiscal year ended December 31, 1998. This was due to write-downs of approximately $10.8 million for reserves related primarily to discontinued product lines. This will be more particularly described in the financial statements filed with the report on Form 10-K.




                        YES! Entertainment Corporation
               ------------------------------------------------
                 (Name of Registrant as specified in charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   DATE: March 31, 1999             BY: /s/ Mark Shepherd
                                        ----------------------------------------
                                        Mark Shepherd
                                        President and Chief Executive Officer